Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2015 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions. All share and per share data in this report, including those relating to the warrants, gives retrospective effect to the bonus issuance of shares in the ratio of 3:1 of our authorized, issued and outstanding shares, which was effective on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of our planned Phase 3 study of once-weekly TransCon human growth hormone;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our prodrug product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates;

•	our commercialization, marketing and manufacturing capabilities;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2015 — “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we have developed a pipeline of long-acting prodrug product candidates such as TransCon Treprostinil for the treatment of pulmonary arterial hypertension, TransCon Peptides, for the treatment of diabetes, partnered with Sanofi, and TransCon Ranibizumab, in the field of ophthalmology, partnered with Genentech.

We commenced operations in December 2007 when we acquired Complex Biosystems GmbH, the company that invented the TransCon technology. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of $124.2 million, equivalent to €109.5 million at the date of closing.

We had a net loss of €20.5 million for the three months ended March 31, 2016 and a net loss of €32.9 million for the year ended December 31, 2015. Our total equity was €101.9 million as of March 31, 2016 compared to €120.3 million as of December 31, 2015. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended March 31, 2016 and 2015 (unaudited):

	Three Months Ended March 31,
	2016	2015
	(EUR’000)	(EUR’000)
Revenue	1,258	2,081
Research and development costs	(16,242)	(7,334)
General and administrative expenses	(2,908)	(2,405)

Operating profit / (loss)	(17,892)	(7,658)

	Three Months Ended March 31,
	2016	2015
	(EUR’000)	(EUR’000)
Finance income	20	9,135
Finance expenses	(2,764)	(9)

Profit / (loss) before tax	(20,636)	1,468

Tax on profit / (loss) for the period	118	(46)

Net profit / (loss) for the period	(20,518)	1,422

Revenue

The following table summarizes our revenue for the three months ended March 31, 2016 and 2015 (unaudited):

	Three Months Ended March 31,
	2016	2015
	(EUR’000)	(EUR’000)
Revenue from the rendering of services	513	833
License income	745	1,248

Total revenue	1,258	2,081

Total revenue for the three months ended March 31, 2016 was €1.3 million, a decrease of €0.8 million, or 40%, compared to total revenue of €2.1 million for the three months ended March 31, 2015. This change was due to a decrease of €0.6 million in revenue from our collaboration with Genentech, primarily caused by an extension of the period over which the license income will be recognized, and a decrease of €0.2 million in revenue from our collaboration with Sanofi due to fewer services rendered by us.

As of March 31, 2016, we had deferred income of €2.3 million arising from our collaboration agreement with Genentech compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partner progress the development projects.

Research and Development Costs

Research and development costs increased to €16.2 million for the three months ended March 31, 2016 from €7.3 million for the three months ended March 31, 2015. The increase of €8.9 million, or 121%, is primarily attributable to an increase of €7.1 million in external costs associated with our TransCon hGH manufacturing costs and preparation for our Phase 3 study, and continued development of the pen device we are developing to facilitate the administration of TransCon hGH by patients. External costs related to our TransCon Treprostinil project decreased by €0.7 million following completion of the Phase 1 study in April 2015, and costs to other projects increased by €0.1 million. Other research and development costs increased by approximately €2.4 million, primarily driven by an increase in personnel costs of €2.1 million due to an increase in the number of employees in research and development functions. Research and development costs included non-cash share-based payment of €1.0 million for the three months ended March 31, 2016 and €0.2 million for the three months ended March 31, 2015.

General and Administrative Expenses

General and administrative expenses were €2.9 million for the three months ended March 31, 2016, an increase of €0.5 million, or 21%, compared to general and administrative expenses of €2.4 million for the three months ended March 31, 2015. The increase is primarily due to an increase in personnel costs of €0.9 million for additional administrative personnel to respond to the increasing requirements of operating as a publicly traded company, partly offset by a decrease in professional fees of €0.4 million, as the professional fees in the three months ended March 31, 2015 were higher due to our IPO completed in February 2015. Other general and administrative expenses were in line with the similar period in 2015. General and administrative expenses included non-cash share-based payment of €1.1 million for the three months ended March 31, 2016, and €0.4 million for the three months ended March 31, 2015.

Finance Income and Finance Expenses

Finance income was €20 thousand for the three months ended March 31, 2016, compared to €9.1 million for the three months ended March 31, 2015. Finance expenses were €2.8 million for the three months ended March 31, 2016, compared to €9 thousand in the same period of 2015. The significant decrease in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended March 31, 2015, whereas we generated losses due to exchange rate fluctuations in the three months ended March 31, 2016. During the three months ended March 31, 2016, the US Dollar and the British Pound weakened against the Euro, and we recognized an unrealized exchange rate loss of €2.8 million on our cash positions maintained in US Dollars and British Pounds. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended March 31, 2016 was a net credit of €118 thousand compared to a net expense of €46 thousand for the three months ended March 31, 2015. Taxes for the three months ended March 31, 2016 were comprised of an estimated tax credit of €183 thousand in the group of Danish companies partly offset by tax payments in our U.S. and German subsidiaries. Taxes for the three months ended March 31, 2015 were primarily attributable to our German subsidiary.

Liquidity and Capital Resources

As of March 31, 2016, we had cash and cash equivalents totaling €101.9 million compared to €119.6 million as of December 31, 2015. We have funded our operations primarily through (i) issuance prior to our IPO of preference shares and convertible debt securities, (ii) payments to us under our collaboration agreements and (iii) issuance of ADS in our IPO. On February 2, 2015, we completed an IPO which resulted in the listing of ADSs representing the Company’s ordinary shares. Gross proceeds from the IPO were $124.2 million, equivalent to €109.5 million at the date of closing. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2016 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Future Funding

Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three month periods ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(14,884)	(7,135)
Cash flows used in investing activities	(138)	(86)
Cash flows from/(used in) financing activities	—	101,420

Net increase / (decrease) in cash and cash equivalents	(15,022)	94,199

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2016 was €14.9 million compared to €7.1 million for the three months ended March 31, 2015. The net loss for the three months ended March 31, 2016 was €20.5 million, which was adjusted by non-cash charges of €0.2 million for depreciation and €2.1 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €2.7 million and net tax credits of €0.1 million, were reversed. The net change in working capital of €0.7 million was primarily comprised of a €1.7 million decrease in prepayments, partly offset by a decrease in deferred income of €0.7 million. Deposits, trade receivables and other receivables increased by a net amount of €0.3 million. We received income tax refunds of €24 thousand in the three months ended March 31, 2016.

Net cash used in operating activities for the three months ended March 31, 2015 was €7.1 million. The net profit for the three months ended March 31, 2015 was €1.4 million, which was adjusted by non-cash charges of €0.1 million for depreciation and €0.6 million for share-based payments. Net finance income, primarily comprising exchange rate adjustments of €9.1 million and tax charges of €46 thousand, were reversed. The net change in working capital of €0.1 million was primarily comprised of a €1.2 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €0.5 million, and a net decrease in deposits, prepayments and receivables of €0.6 million. We paid income taxes of €59 thousand for the three months ended March 31, 2015.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2016 of €138 thousand were related to acquisition of equipment for use in our new offices in Denmark and in the laboratories of our German facility.

Cash flows used in investing activities for the three months ended March 31, 2015 of €86 thousand were primarily related to acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

There were no cash flows from financing activities for the three months ended March 31, 2016.

Cash flows from financing activities for the three months ended March 31, 2015 of €101.4 million was solely related to our IPO completed in February 2015. We raised gross proceeds of $124.2 million, equivalent to €109.8 million, which were reduced by underwriters’ commissions and other costs of €8.4 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our series D financing in November 2014 and our IPO in February 2015 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. We converted a portion of the proceeds from our IPO in U.S. Dollars to our functional currency, the Euro, in March 2015, reducing the amount held in U.S. Dollars, to better reflect the expected future cash burn.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2016 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.